Lillian Augusta Friends of the Company Newsletter

January Edition

JAN 20, 2024

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Hello and Happy New Year Everyone! With 2024 in full swing, we are embracing what this new year will bring. Check out the latest from us, including new funding and our Wefunder campaign, general updates, and how you can support.

AWARDS AND FUNDING



Lillian Augusta was selected as $6,000 grant winner at the annual Breedlove Entrepreneurship Center's Pitch with a Gift competition. Sponsored by Proctor and Gamble, Pitch with a Gift is a competition for Chicago-based entrepreneurs to showcase their businesses.


Lillian Augusta
hairwithoutharm.com
$33,876
INVEST
min $100
$ 0
INVEST
WATCH FOR UPDATES
INVESTMENT TERMS
Revenue Share Loan
5% of revenue 2.5X payback multiple
hairwithoutharm.com Chicago IL

We're raising money to launch, and are reaching $50,000 in pledges, which is when our campaign can go public and continue towards our full goal—check out our campaign on Wefunder.

- We'd like to invite you to invest in Lillian Augusta! Thanks to the process we are using, investments can start at $100.
- **You are making an investment, not a donation.** If we do well, you'd get your money back and potentially earn a return.
- We are using a revenue sharing model, where you can earn a 2.5x return over 4 years (**example: A $10,000 investment has the potential to yield a return of $25,000**).

GENERAL


Ashia Ajani
Jannice Newson
Houston Harris
Houston Harris
Risha to Everyone 5:52 PM
What will each hair pack cost?
What do you need to grow?
Ashia Ajani to Everyone 5:56 PM
what have been some challenges y'all have faced? do you think being an entrepreneur has given you a different perspective on environmental issues?
to You (Direct Me... 5:59 PM
Great presentation!! Thanks for including me. Would love to talk more, email me at
Risha to Everyone 6:00 PM
Congratulations so far! I look forward to supporting
Ashia Ajani to Everyone 6:07 PM
very cool
Who can see your messages?

Thank you to everyone who joined our webinar discussing the current crowdfunding campaign. If you were not able to attend and have outstanding questions, please contact jannice@hairwithoutharm.com or use the FAQ feature on Wefunder.



Status Update: We are in the midst of making the next version of our braiding hair and targeting some improvements from our consumer trial. As we move towards our final formula, we are preparing for a soft launch of our flagship braiding hair products.

We've filed to trademark our slogan Hair Without Harm. Since the beginning, it has resonated with our supporters and future customers alike to reflect our mission.



Can Someone Please Tell Me My Hair Type?

Where did hair typing come from? Learn about the history of hair typing, new systems for hair typing, and how hair typing and braids are connected.

Read More

Check out our latest blog on hair typing systems and their implications for braids and braiding hair! Read more here.

HOW TO SUPPORT



[Share our campaign](#)! We want to expand our audience to reach our goal. Please consider sharing among your networks.

With Gratitude,

The Lillian Augusta Team

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